U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

           SEC FILE NUMBER: 0-27908         CUSIP NUMBER:   81663810


(Check One):

[ ] Form 10-K and Form 10KSB        [   ] Form 20-F           [   ] Form 11-K
[X] Form 10-Q and Form 10QSB        [   ] Form N-SAR


                     For Period Ended: September 30, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended:
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   Read Attached Instruction Sheet Before Preparing Form.  Please print or Type.
   Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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                 Semiconductor Laser International Corporation
                           Full Name of Registrant


                            Former Name if Applicable


                                 15 Link Drive
           Address of Principal Executive Offices (Street and Number)


                           Binghamton, New York 13904
                            City, State and Zip Code


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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]               (c) The accountant's  statement or other exhibit required by
                   Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (See attached Schedule A)

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Part IV - Other Information
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(1)      Name and telephone number of person to contact in regard to this notification

         Geoffrey T. Burnham              607                       722-3800
                 (Name)              (Area Code)             (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                   [X] Yes [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                   [X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached Schedules A and B)





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                  Semiconductor Laser International Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 15, 1999           By:      /s/ Geoffrey T. Burnham
       -----------------------                 ------------------------------
                                               Geoffrey T. Burnham, Chairman,
                                               President and Chief Executive
                                               Officer

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                            Schedules to Form 12b-25

Schedule A:

         As a company in the research and development stage of its operations, the Registrant has historically not shown any value on its balance sheet for work in process inventory or for finished goods inventory. The Registrant has determined that it is now appropriate to reflect such value on its balance sheet for the period ended September 30, 1999, commencing as of July 1, 1999. The completion of the necessary inventory calculations has created a delay in management's ability to complete the preparation of the Registrant's Form 10-QSB on a timely basis without the incurrence of unreasonable effort and expense.

Schedule B:

         The Registrant anticipates that its results of operations will reflect a reduction in net loss as a result of the change in inventory practice to reflect the value of work in process inventory and finished goods inventory on its balance sheet for the period ended September 30, 1999, as compared to the period ended September 30, 1998. As the Registrant is still in the process of completing the necessary inventory calculations, it is unable to provide a quantitative estimate of the anticipated change.


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